                                                                    EXHIBIT 99.1

99.1     PRESS RELEASE.


                 AMDOCS LIMITED REPORTS RECORD QUARTERLY RESULTS

     Third quarter revenue increases by 54.8% and operating income by 65.6%

St. Louis, Missouri - July 27, 1999 - Amdocs Limited (NYSE: DOX) today reported that for the third quarter ended June 30, 1999, revenue increased by 54.8% to $164.9 million from $106.5 million in the third quarter last year.

Third quarter operating income grew 65.6%, to $37.8 million. Net income increased to $25.4 million, compared to $6.4 million in the third quarter last year. Diluted earnings per share for the quarter increased to $0.13 compared to $0.04 in the third quarter of fiscal 1998.

Avi Naor, President and Chief Executive Officer of Amdocs Management Limited, noted, "Our impressive performance for the third quarter and year to date reflects Amdocs' unique position among its clients, the top tier in the telecom industry. This market leadership has been demonstrated by major new business wins for customer care, billing and order management solutions from wireline, wireless and convergence customers. We are also encountering growing demand for bundled services in the area of high-end, voice-data convergence in the emerging data services segment."

Naor continued, "We completed a very successful secondary offering during the quarter which we believe is an endorsement from investors of this leading market position, strong growth and consistent business performance."

"Because of our long-term customer relationships, based on providing comprehensive solutions with an unsurpassed track record in project delivery, visibility continues to be high. We expect that Amdocs' results will continue to reflect the company's business stability and our leading position in the market as we enter the fourth quarter and approach the fiscal year 2000," Naor concluded.

For the first nine months of fiscal 1999, Amdocs reported that revenue increased 54.7% to $444.1 million compared to $287.1 million in the same period in the previous fiscal year. Operating income reached $103.6 million, up 76.2% from $58.8 million in the first three quarters of fiscal 1998. Net income grew to $68.7 million, or $0.34 per diluted share, as compared to $18.5 million, or $0.13 per diluted share, for the same period last year.

Amdocs

Amdocs is a leading provider of product-driven customer care and billing solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 4,000 information systems professionals dedicated to the telecommunications industry, Amdocs has an installed base of successful projects with more than 70 major telecommunications companies throughout the world. For more information visit our Web site at www.amdocs.com
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This press release may contain forward looking statements as defined under the
Securities Act of 1933, as amended. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

                                 Amdocs Limited
                Consolidated Statements of Operations (Unaudited)
                      (in thousands, except per share data)

                          Three months ended      Nine months ended
                               June 30,                June 30,
                        ---------------------   ---------------------
                           1999        1998        1999        1998
                        ---------   ---------   ---------   ---------
Revenue:

  License               $  19,639   $  11,322   $  51,987   $  29,741
  Service                 145,245      95,175     392,152     257,322
                        ---------   ---------   ---------   ---------
                          164,884     106,497     444,139     287,063
Operating expenses:

  Cost of license           1,367       2,654       4,060       8,521
  Cost of service          94,456      60,518     254,651     165,268
  Research and
   development             11,005       7,172      28,524      18,127
  Selling, general and
   administrative          20,274      13,332      53,336      36,356
                        ---------   ---------   ---------   ---------
                          127,102      83,676     340,571     228,272
                        ---------   ---------   ---------   ---------

Operating income           37,782      22,821     103,568      58,791
Other expense (income),
 net:
  Interest expense, net       834       9,212       3,736      23,013
  Other, net                  633         723       1,684      (1,241)
                        ---------   ---------   ---------   ---------
                            1,467       9,935       5,420      21,772
                        ---------   ---------   ---------   ---------
Income before income
 taxes                     36,315      12,886      98,148      37,019
Income taxes               10,894       6,443      29,444      18,510
                        ---------   ---------   ---------   ---------
Net income              $  25,421   $   6,443   $  68,704   $  18,509
                        =========   =========   =========   =========

Basic earnings per
 share                  $    0.13   $    0.04   $    0.35   $    0.13
                        =========   =========   =========   =========

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
Diluted earnings per
 share                  $    0.13   $    0.04   $    0.34   $    0.13
                        =========   =========   =========   =========


Weighted Average number
 of shares-Basic          197,322     181,174     196,976     145,630
                        =========   =========   =========   =========


Weighted Average number
 of shares-Diluted        200,310     182,696     199,649     146,451
                        =========   =========   =========   =========

                   Amdocs Limited Consolidated Balance Sheets
                      (in thousands, except per share data)

                                               June 30,  September 30,
                                                 1999         1998
                                              ---------    ---------
                                             (Unaudited)
                                ASSETS

Current Assets:

   Cash and cash equivalents                  $  71,078    $  25,389
   Accounts receivable, including
    unbilled of $2,478 and $10,331,
    respectively                                144,326       79,723
   Accounts receivable from related
    parties, including unbilled of $0
    and $537, respectively                        9,775       10,235
   Deferred income taxes                         16,894       14,534
   Prepaid expenses and other current assets     20,613       11,991
                                              ---------    ---------
         Total current assets                   262,686      141,872

Equipment, vehicles and leasehold
 improvements, net                               70,704       46,404
Deferred income taxes                             5,614        7,773
Intellectual property rights                     22,397       23,362
Other noncurrent assets                          25,381       20,555
                                              =========    =========
                                              $ 386,782    $ 239,966
                                              =========    =========

            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

   Accounts payable and accrued expenses      $  64,446    $  47,599
   Accrued personnel costs                       34,607       29,948
   Short-term financing arrangements             26,561       91,565
   Deferred revenue                              92,744       29,241
   Short-term portion of capital lease
    obligations                                   4,459        2,952

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
   Forward exchange contracts                     1,488        2,926
   Income taxes payable and deferred income
    taxes                                        23,077       21,919
                                              ---------    ---------
         Total current liabilities              247,382      226,150

Long-term forward exchange contracts                507        2,222
Long-term portion of capital lease obligations   12,649        9,215
Other noncurrent liabilities                     29,972       24,268

Shareholders' equity (deficit):

   Preferred Shares - Authorized 25,000 shares;
   (pound)0.01 par value; 0 shares issued and
   outstanding                                       --           --
   Ordinary Shares - Authorized 550,000 shares;
    (pound)0.01 par value; 198,800 shares
    issued and outstanding                        3,181        3,149
   Additional paid-in capital                   489,073      447,503
   Unrealized income (loss) on derivative
    instruments                                   2,558       (1,495)
   Unearned compensation                         (5,145)      (8,947)
   Accumulated deficit                         (393,395)    (462,099)
                                              ---------    ---------
         Total shareholders' equity (deficit)    96,272      (21,889)
                                              =========    =========
                                              $ 386,782    $ 239,966
                                              =========    =========

Contacts:

Amdocs

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
Tel: 314-957-8328
E-Mail: info@amdocs.com
Porter Novelli

Dan Ginsburg
Tel: 212-601-8020
E-Mail: dginsburg@porternovelli.com